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June 26, 2013

Nicholas Panos

Senior Special Counsel

U.S. Securities and Exchange Commission

Office of Mergers and Acquisitions

100 F Street, NE

Washington, D.C. 20549

Re:	The SpendSmart Payments Company

Schedule TO

Filed June 10, 2013

File No. 005-59515

Dear Mr. Panos:

On behalf of The SpendSmart Payments Company (the “Company”), we submit the following response to the oral comment provided by Nicholas Panos, Senior Special Counsel at the Securities and Exchange Commission’s Office of Mergers and Acquisitions, on June 24, 2013 relating to the Schedule TO (File No. 005-59515) filed by the Company on June 10, 2013 (the “Schedule TO”).

Pursuant to the oral comment, the Company has revised the Schedule TO to include the financial information required by Item 1010(a), as well as the pro forma financial information required by Item 1010(b). In addition, due to the fact that the financial information set forth in Item 1010(a) has been incorporated by reference, the Company has also provided the summary information for such financial statements as required by Item 1010(c). Since the pro forma financial information, pursuant to Item 1010(b), has been furnished in full and not incorporated by reference, the Company has not provided summary information for such pro forma financial information pursuant to Item 1010(c). The Company has not included a ratio of earnings to fixed charges because it has no outstanding debt obligations as of March 31, 2013.

The Staff requested that the Company provide the following representations in its response to the Staff comments. In connection with the Schedule TO, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Schedule TO; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Schedule TO; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

June 25, 2013

We believe the foregoing information and proposed changes to the Company’s filing responds fully to the comment raised. If you have any questions or require additional information, please contact the undersigned by telephone at (516) 663-6657.

Very truly yours,

/s/ Ron Ben-Bassat

RON BEN-BASSAT

For the Firm